UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

WEATHERFORD INTERNATIONAL, LLC

(Name of Co-Applicant)*

2000 St. James Place, Houston, Texas 77056

(Address of Principal Executive Offices of Co-Applicant)

WEATHERFORD INTERNATIONAL LTD.

(Name of Co-Applicant)*

2000 St. James Place, Houston, Texas 77056

(Address of Principal Executive Offices of Co-Applicant)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
[ ]% Senior Unsecured Notes Due 2024	$1,250,000,000**

Approximate date of proposed public offering:

As soon as practicable after court approval of a rights offering for such securities pursuant to the Joint Prepackaged Plan of Reorganization of Weatherford International plc and its Affiliate Debtors under Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”).

Christina M. Ibrahim

Weatherford International plc

Executive Vice President, General Counsel,

Chief Compliance Officer and Corporate Secretary

2000 St. James Place

Houston, Texas 77056

(713) 836-4000

(Name and Address of Agent for Service)

Copies to: Ryan J. Maierson John M. Greer Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400

The Applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

*                      The Co-Applicants listed on the following page are also included in this application as Applicants.

**               The principal amount of the Notes to be issued by each Co-Applicant will be disclosed in an amendment to this application, in a combined aggregate principal amount of $1,250,000,000 of [   ]% Senior Unsecured Notes Due 2024.

The [   ]% Senior Unsecured Notes due 2024 (the “2024 Notes”) will be issued by either Weatherford International, LLC (“Weatherford Delaware”) or Weatherford International Ltd. (“Weatherford Bermuda” and together with Weatherford Delaware, the “Issuers”). Each of the Issuers will guarantee the 2024 Notes that they do not issue. The following affiliates of the Issuers are expected to be guarantors (the “Guarantors” and, together with the Issuers, the “Applicants”) of the 2024 Notes as of the Effective Date and are co-applicants on this application.

Table of Co-Applicants

Name of Guarantors

Advantage R&D, Inc.

Benmore In-Depth Corp.

Case Services, Inc.

Colombia Petroleum Services Corp.

Columbia Oilfield Supply, Inc.

Datalog Acquisition, LLC

Discovery Logging, Inc.

Edinburgh Petroleum Services Americas Incorporated

eProduction Solutions, LLC

High Pressure Integrity, Inc.

In-Depth Systems, Inc.

International Logging LLC

International Logging S.A., LLC

Key International Drilling Company Limited

PD Holdings (USA), L.P.

Precision Drilling GP, LLC

Precision Energy International Ltd.

Precision Energy Services Colombia Ltd.

Precision Energy Services ULC

Precision Energy Services, Inc.

Precision Oilfield Services, LLP

Sabre Drilling Ltd.

Stealth Oil & Gas, Inc.

Tooke Rockies, Inc.

Visean Information Services Inc.

Visual Systems, Inc.

Warrior Well Services, Inc.

Weatherford (Nova Scotia) ULC

Weatherford (PTWI), L.L.C.

Weatherford Artificial Lift Systems, LLC

Weatherford Australia Pty Limited

Weatherford Bermuda Holdings Ltd.

Weatherford Canada Ltd.

Weatherford Colombia Limited

Weatherford DISC Inc.

Weatherford Drilling International (BVI) Ltd.

Weatherford Drilling International Holdings (BVI) Ltd.

Weatherford Eurasia Limited

Weatherford European Holdings (Luxembourg) S.à r.l.

Weatherford Global Services LLC

Weatherford Holdings (Bermuda) Ltd.

Weatherford Holdings (BVI) Ltd.

Weatherford Holdings (Switzerland) GmbH

Weatherford Holdings U.S. LLC

Weatherford International (Luxembourg) Holdings S.à r.l.

Weatherford International Holding (Bermuda) Ltd.

Weatherford International plc

Weatherford Investment Holding LLC

Weatherford Investment Inc.

Weatherford Latin America LLC

Weatherford Management Company Switzerland Sàrl

Weatherford Management, LLC

Weatherford Netherlands B.V.

Weatherford Norge AS

Weatherford Oil Tool Middle East Limited

Weatherford Pangaea Holdings Ltd.

Weatherford Products GmbH

Weatherford Services S. de R.L.

Weatherford Services, Ltd.

Weatherford Switzerland Trading and Development GmbH

Weatherford Technology Holdings, LLC

Weatherford U.K. Limited

Weatherford U.S. Holdings, L.L.C.

Weatherford U.S., L.P.

Weatherford URS Holdings, LLC

Weatherford Worldwide Holdings GmbH

Weatherford/Lamb, Inc.

WEUS Holding, LLC

WIHBV LLC

WOFS Assurance Limited

WOFS International Finance GmbH

WOFS Swiss Finance GmbH

WUS Holding, L.L.C.

GENERAL

1. General Information.

The form of organization of and the state or other sovereign power under the laws of which each Applicant is organized are as follows:

Name	Form of Organization	Jurisdiction
Weatherford International, LLC	Limited liability company	Delaware
Weatherford International Ltd.	Exempted company	Bermuda
Weatherford International plc	Public limited company	Ireland
Advantage R&D, Inc.	Corporation	Delaware
Benmore In-Depth Corp.	Corporation	Texas
Case Services, Inc.	Corporation	Texas
Colombia Petroleum Services Corp.	Corporation	Delaware
Columbia Oilfield Supply, Inc.	Corporation	Delaware
Datalog Acquisition, LLC	Limited liability company	Delaware
Discovery Logging, Inc.	Corporation	Texas
Edinburgh Petroleum Services Americas Incorporated	Corporation	Texas
eProduction Solutions, LLC	Limited liability company	Texas
High Pressure Integrity, Inc.	Corporation	Louisiana
In-Depth Systems, Inc.	Corporation	Texas
International Logging LLC	Limited liability company	California
International Logging S.A., LLC	Limited liability company	Nevada
Key International Drilling Company Limited	Exempted company	Bermuda
PD Holdings (USA), L.P.	Limited partnership	Delaware

Precision Drilling GP, LLC	Limited liability company	Delaware
Precision Energy International Ltd.	Corporation	Canada
Precision Energy Services Colombia Ltd.	Corporation	Canada
Precision Energy Services ULC	Unlimited liability corporation	Canada
Precision Energy Services, Inc.	Corporation	Delaware
Precision Oilfield Services, LLP	Limited liability partnership	Texas
Sabre Drilling Ltd.	Exempted company	Bermuda
Stealth Oil & Gas, Inc.	Corporation	Delaware
Tooke Rockies, Inc.	Corporation	Wyoming
Visean Information Services Inc.	Corporation	Texas
Visual Systems, Inc.	Corporation	California
Warrior Well Services, Inc.	Corporation	Illinois
Weatherford (Nova Scotia) ULC	Unlimited liability corporation	Canada
Weatherford (PTWI), L.L.C.	Limited liability company	Delaware
Weatherford Artificial Lift Systems, LLC	Limited liability company	Delaware
Weatherford Australia Pty Limited	Proprietary company	Australia
Weatherford Bermuda Holdings Ltd.	Exempted company	Bermuda
Weatherford Canada Ltd.	Corporation	Canada
Weatherford Colombia Limited	International business company	British Virgin Islands
Weatherford DISC Inc.	Corporation	Nevada
Weatherford Drilling International (BVI) Ltd.	International business company	British Virgin Islands
Weatherford Drilling International Holdings (BVI) Ltd.	International business company	British Virgin Islands
Weatherford Eurasia Limited	Corporation	England
Weatherford European Holdings (Luxembourg) S.à r.l.	Private limited liability company	Luxembourg
Weatherford Global Services LLC	Limited liability company	Louisiana
Weatherford Holdings (Bermuda) Ltd.	Exempted company	Bermuda
Weatherford Holdings (BVI) Ltd.	International business company	British Virgin Islands
Weatherford Holdings (Switzerland) GmbH	Limited liability company	Switzerland
Weatherford Holdings U.S. LLC	Limited liability company	Delaware
Weatherford International (Luxembourg) Holdings S.à r.l.	Private limited liability company	Luxembourg
Weatherford International Holding (Bermuda) Ltd.	Exempted company	Bermuda
Weatherford Investment Holding LLC	Limited liability company	Delaware
Weatherford Investment Inc.	Limited liability company	Delaware
Weatherford Latin America LLC	Limited liability company	Delaware
Weatherford Management Company Switzerland Sàrl	Limited liability company	Switzerland
Weatherford Management, LLC	Limited liability company	Delaware
Weatherford Netherlands B.V.	Private limited liability company	Netherlands
Weatherford Norge AS	Limited company	Norway
Weatherford Oil Tool Middle East Limited	International business company	British Virgin Islands
Weatherford Pangaea Holdings Ltd.	Exempted company	Bermuda
Weatherford Products GmbH	Limited liability company	Switzerland
Weatherford Services S. de R.L.	Corporation	Panama
Weatherford Services, Ltd.	Exempted company	Bermuda
Weatherford Switzerland Trading and Development GmbH	Limited liability company	Switzerland
Weatherford Technology Holdings, LLC	Limited liability company	Delaware
Weatherford U.K. Limited	Corporation	England
Weatherford U.S. Holdings, L.L.C.	Limited liability company	Delaware
Weatherford U.S., L.P.	Limited partnership	Louisiana
Weatherford URS Holdings, LLC	Limited liability company	Delaware
Weatherford Worldwide Holdings GmbH	Limited liability company	Switzerland
Weatherford/Lamb, Inc.	Corporation	Delaware
WEUS Holding, LLC	Limited liability company	Delaware
WIHBV LLC	Limited liability company	Delaware
WOFS Assurance Limited	Exempted company	Bermuda

WOFS International Finance GmbH	Limited liability company	Switzerland
WOFS Swiss Finance GmbH	Limited liability company	Switzerland
WUS Holding, L.L.C.	Limited liability company	Delaware

2. Securities Act Exemption Applicable.

Pursuant to the terms of the proposed Plan of Reorganization, a copy of which is attached as an exhibit to the Disclosure Statement for Joint Prepackaged Plan of Reorganization for Weatherford International plc and its Affiliate Debtors under Chapter 11 of the Bankruptcy Code (as may be amended or supplemented, the “Disclosure Statement”), copies of which will be filed by amendment as Exhibits T3E-1 and T3E-2 to this application, respectively, the Applicants will offer, pursuant to a rights offering (the “Rights Offering”) (after approval by the Bankruptcy Court) to holders (collectively, the “Allowed Claim Holders”) of (i) those certain 5.125% senior unsecured notes due 2020, issued by Weatherford Bermuda; (ii) those certain 7.750% senior unsecured notes due 2021, issued by Weatherford Bermuda; (iii) those certain 5.875% exchangeable senior unsecured notes due 2021, issued by Weatherford Bermuda; (iv) those certain 4.500% senior unsecured notes due 2022, issued by Weatherford Bermuda; (v) those certain 8.250% senior unsecured notes due 2023, issued by Weatherford Bermuda; (vi) those certain 9.875% senior unsecured notes due 2024, issued by Weatherford Bermuda; (vii) those certain 6.500% senior unsecured notes due 2036, issued by Weatherford Bermuda; (viii) those certain 7.000% senior unsecured notes due 2038, issued by Weatherford Bermuda; (ix) those certain 9.875% senior unsecured notes due 2039, issued by Weatherford Bermuda; (x) those certain 6.750% senior unsecured notes due 2040, issued by Weatherford Bermuda; (xi) those certain 5.950% senior unsecured notes due 2042, issued by Weatherford Bermuda; (xii) those certain 9.875% senior unsecured notes due 2025, issued by Weatherford Delaware; and (xiii) those certain 6.800% senior unsecured notes due 2037, issued by Weatherford Delaware (collectively, the “Old Notes”). The 2024 Notes will be issued pursuant to an exercise of subscription rights (the “Subscription Rights”) to acquire each such Allowed Claim Holder’s corresponding pro rata share of $1.25 billion aggregate principal amount of the Issuers’ 2024 Notes to be issued under the indentures to be qualified hereby (the “Indentures”), copies of which are included as Exhibits T3C-1 and T3C-2.

In connection with the Rights Offering, the Issuers expect to enter into a backstop commitment agreement with certain holders of the Old Notes (the “Backstop Parties”) pursuant to which the Backstop Parties will commit to purchase any 2024 Notes not subscribed for in the Rights Offering (such unsubscribed 2024 Notes to be purchased by the Backstop Parties, the “Backstop Notes”). The Plan of Reorganization will become effective on the date on which all conditions to the effectiveness of the Plan of Reorganization have been satisfied or waived (the “Effective Date”).

The issuance of the 2024 Notes in the Rights Offering is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Code (the “Bankruptcy Code”), which exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan of reorganization with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a claim against, an interest in, or an administrative expense claim against the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property.

The Applicants believe that the offer and issuance of the 2024 Notes under the solicitation of acceptances for the Plan of Reorganization and the exchange of the Old Notes for the 2024 Notes, together with certain other consideration, under the Plan of Reorganization will satisfy the requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange is exempt from the registration requirements referred to above. To the extent that the solicitation of acceptances of the Plan of Reorganization constitutes an offer of new securities not exempt from registration under Section 1145(a)(1) of the Bankruptcy Code, the Applicants will also rely on Section 4(a)(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder. The issuance of the Backstop Notes will not involve a public offering and is exempt from registration under the Securities Act pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

AFFILIATIONS

3. Affiliates.

(a) The diagrams filed herewith under Exhibit 99.1 which is incorporated herein by reference indicate the relationship of the Applicants to each of their affiliates as of the date of this Application and their expected affiliation after the Effective Date, as applicable. Except as otherwise disclosed above, the Issuers expect all of the entities to exist upon consummation of the Plan of Reorganization, in the ownership described above. Additional entities may be formed in connection with the consummation of the Plan of Reorganization or thereafter.

(b) Certain directors and executive officers of the Applicants may be deemed their “affiliates” by virtue of their respective positions in each entity. See Item 4, “Directors and Executive Officers.”

(c) Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

(a) Directors and Executive Officers of the Issuers. The names of the executive officers and managers and the mailing address and telephone number of the Issuers as of the date of this application are as set forth on Exhibit 99.2 hereto, which is incorporated herein by reference.

(b) Directors and Executive Officers of the Guarantors. The names of the executive officers and directors, managers or managing members, as applicable, and the mailing address and telephone number, of each of the Guarantors as of the date of this application are as set forth on Exhibit 99.2 hereto, which is incorporated herein by reference.

(c) Directors and Executive Officers of the Applicants on the Effective Date. On the Effective Date, a slate of directors and officers will be appointed pursuant to the Plan of Reorganization, which slate may consist of new and current directors and officers.

5. Principal Owners of Voting Securities.

(a) Following the Effective Date, it is expected that certain holders of claims under the Old Notes may receive 10% or more of a class of the Issuers’ voting securities pursuant to the Plan of Reorganization.

(a) As of June 27th, 2019, the ownership of voting securities of the Issuers is set forth on Exhibit 99.3 hereto, which is incorporated herein by reference.

(b) As of June 27th, 2019, the ownership of voting securities of each Guarantor is set forth on Exhibit 99.3 hereto, which is incorporated herein by reference.

UNDERWRITERS

6. Underwriters.

(a) The following table sets forth information regarding all persons who have acted as an underwriter of any securities of the Applicants within three years prior to the date of the filing of this Application.

Name	Mailing Address	Offering
Barclays Capital Inc.	745 Seventh Avenue New York, New York 10019	Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025

Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

BBVA Securities Inc.	1345 Avenue of the Americas New York, New York 10105	Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025 Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

Citigroup Global Markets Inc.	388 Greenwich Street New York, New York 10010	Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025 Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

Deutsche Bank Securities Inc.	60 Wall Street New York, New York 10005	Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025 Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

J.P. Morgan Securities LLC	383 Madison Avenue New York, New York 10179

Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025

Weatherford International plc’s November 2016 Offering of (i) 84,500,000 Ordinary Shares, (ii) Warrant to Purchase 84,500,000 Ordinary Shares and (iii) 84,500,000 Ordinary Shares Issuable upon Exercise of the Warrant

Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

Morgan Stanley & Co. LLC	1585 Broadway New York, New York 10036

Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025

Weatherford Bermuda’s November 2016 Offering of 9.875% Senior Notes due 2024

Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

MUFG Securities Americas Inc.	1221 Avenue of the Americas New York, New York 10020	Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

RBC Capital Markets, LLC	Three World Financial Center 200 Vesey Street New York, New York 10281	Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025 Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

Skandinaviska Enskilda Banken AB	245 Park Avenue, 33rd Floor New York, New York 10167	Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025 Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

Standard Chartered Bank	1095 Avenue of the Americas New York, NY 10036	Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025 Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

TD Securities (USA) LLC	31 West 52nd Street, 9th Floor New York, New York 10019	Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025 Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

UniCredit Capital Markets LLC	150 East 42nd Street New York, New York 10017	Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025 Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

Wells Fargo Securities, LLC	375 Park Avenue New York, New York 10152	Weatherford Delaware’s February 2018 Offering of 9.875% Senior notes due 2025 Weatherford Bermuda’s June 2016 Offering of 7.750% Senior Notes due 2021 and 8.250% Senior Notes due 2023

(b) No person is acting, or has proposed to act, as a principal underwriter of the 2024 Notes proposed to be offered pursuant to the Indentures.

CAPITAL SECURITIES

7. Capitalization.

(a) The information with respect to each authorized class of securities of the Issuers and each Guarantor as of May 31, 2019 is set forth in the capitalization table attached to this application as Exhibit 99.2 hereto, which is incorporated herein by reference.

(b) Each holder of common stock of Weatherford Bermuda and the Guarantors that are corporations has one vote on all matters to be voted upon by stockholders with no cumulative voting rights. Weatherford Delaware and the Guarantors that are limited liability companies are either controlled by their members or their board of managers. The Guarantors that are partnerships are controlled by their general partner or their board of directors.

(c) As of the Effective Date, the listed classes of securities in Exhibit 99.2 will be cancelled and will no longer be outstanding. On the Effective Date, Weatherford International plc’s capital structure will consist of new publicly tradable shares of common stock (the “New Common Stock”), the 2024 Notes, the 8.00% Senior Unsecured Notes due 2026 Notes and warrants to purchase shares of the New Common Stock. The amount authorized and outstanding of the foregoing securities will be decided in connection with the confirmation of the Plan of Reorganization.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The 2024 Notes will be subject to the Indentures among the Applicants and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). The following is a general description of certain provisions of the Indentures, and the description is qualified in its entirety by reference to the forms of Indenture included herein as Exhibits T3C-1 and T3C-2. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indentures.

(a) Events of Default; Withholding of Notice of Default.

The Indentures contain certain customary events of default, including: (1) default in the payment of any interest when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of the payment is deposited with the trustee or with a paying agent prior to the expiration of the 30-day period), (2) default in the payment of principal at maturity, (3) default in the performance or breach of any other covenant or warranty in the applicable indenture, which default continues uncured for a period of 60 days after (i) receipt of written notice from the trustee or (ii) the applicable Issuer and the trustee receive written notice from the holders of not less than 25% in principal amount of the 2024 Notes as provided in the applicable Indenture, and (4) certain voluntary or involuntary events of bankruptcy, insolvency or reorganization of the applicable Issuer.

If a default occurs and is continuing and is actually known to the Trustee, the Trustee must send to each holder of the 2024 Notes notice of the default within 90 days after it occurs, unless such default shall have been cured or waived before the giving of such notice. Except in the case of certain defaults in payment with respect to any New Note, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the holders of the 2024 Notes.

(b) Authentication and Delivery of the 2024 Notes; Application of Proceeds.

The 2024 Notes will be signed by one or more officers of the applicable Issuer. No New Note will be entitled to any benefit under the applicable Indenture unless it bears a certificate of authentication executed by the Trustee in manual or facsimile signature. The Trustee may appoint an authenticating agent.

(d) Satisfaction and Discharge.

Each Indenture will be discharged and will cease to be of further effect as to all outstanding 2024 Notes thereunder if (i)(1) all the 2024 Notes thereunder theretofore authenticated and delivered have been delivered to the Trustee for cancellation or (2) all the 2024 Notes thereunder not theretofore delivered to the Trustee for cancellation (a) have become due and payable, (b) will become due and payable at their Stated Maturity within one year or (c) have been called for redemption or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the applicable Issuer and such Issuer has deposited with the Trustee amounts of consideration sufficient to satisfy such Issuer’s obligations under the Indenture and pay all other sums due and payable under the Indenture by such Issuer with respect to the 2024 Notes issued by such Issuer; and (ii) the applicable Issuer has delivered to the Trustee an officers’ certificate and an opinion of counsel stating that all conditions precedent under such Indenture relating to the satisfaction and discharge of such Indenture have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

Each Issuer is required to deliver to the Trustee within 120 days after the end of each fiscal year of such Issuer an officers’ certificate stating whether the signers thereof have knowledge of any failure by such Issuer to comply with all conditions and covenants then required to be performed under the applicable Indenture and, if so, specifying each such failure and the nature thereof. Each Issuer is required to deliver to the Trustee within 30 days after such Issuer becomes aware of the occurrence of any event of default or default under the applicable Indenture, written notice setting forth the details of such event of default or default, its status and the action that such Issuer is taking or proposing to take in respect thereto.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the 2024 Notes.

Contents of application for qualification. This application for qualification comprises:

(a) Pages numbered 1 through 10, consecutively.

(b) The statement of eligibility and qualification on Form T-1 of the Trustee under the Indentures to be qualified (filed as Exhibit 25.1 hereto).

(c) The exhibits listed on the Index to Exhibits attached hereto in addition to those filed as part of the Form T-1 statement of eligibility and qualification of the Trustee.

INDEX TO EXHIBITS

Exhibit	Description

Exhibit T3A-1

Certificate of Formation of Weatherford International, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-3 of Weatherford International Ltd., a Swiss joint-stock corporation (File No. 333-194431), filed March 7, 2014)

Exhibit T3A-2

Memorandum and Articles of Association of Weatherford International plc, an Irish public limited company (incorporated by reference to Exhibit 3.1 to Weatherford International plc’s Current Report on Form 8-K12B (File No. 1-36504) filed June 17, 2014)

Exhibit T3A-3

Memorandum of Association of Weatherford International Ltd., a Bermuda exempted company (incorporated by reference to Annex II to the proxy statement/prospectus included in Amendment No. 1 to the Registration Statement on Form S-4 of Weatherford International Ltd., a Bermuda exempted company (File No. 333-85644) filed May 22, 2002)

Exhibit T3A-4	Certificate of Incorporation of Advantage R & D, Inc., a Delaware corporation

Exhibit T3A-5	Certificate of Formation of Benmore In-Depth Corp., a Texas corporation

Exhibit T3A-6	Amended and Restated Articles of Incorporation of Case Services, Inc., a Texas corporation

Exhibit T3A-7	Certificate of Incorporation of Colombia Petroleum Services Corp., a Delaware corporation

Exhibit T3A-8	Certificate of Incorporation of Columbia Oilfield Supply, Inc., a Delaware corporation

Exhibit T3A-9	Certificate of Formation of Datalog Acquisition, LLC, a Delaware limited liability company

Exhibit T3A-10	Articles of Incorporation of Discovery Logging, Inc., a Texas corporation

Exhibit T3A-11	Articles of Incorporation of Edinburgh Petroleum Services Americas Incorporated, a Texas corporation

Exhibit T3A-12	Certificate of Formation of eProduction Solutions, LLC, a Texas limited liability company

Exhibit T3A-13	Articles of Incorporation of High Pressure Integrity, Inc., a Louisiana corporation

Exhibit T3A-14	Articles of Incorporation of In-Depth Systems, Inc., a Texas corporation

Exhibit T3A-15	Articles of Organization of International Logging LLC, a California limited liability company

Exhibit T3A-16	Articles of Organization of International Logging S.A., LLC, a Nevada limited liability company

Exhibit T3A-17	Memorandum of Association of Key International Drilling Company Limited, a Bermuda exempted company

Exhibit T3A-18	Certificate of Limited Partnership of PD Holdings (USA), L.P., a Delaware limited partnership, as amended

Exhibit T3A-19	Certificate of Formation of Precision Drilling GP, LLC, a Delaware limited liability company

Exhibit T3A-20	Articles of Incorporation of Precision Energy International Ltd., an Alberta corporation

Exhibit T3A-21	Articles of Incorporation of Precision Energy Services Colombia Ltd., an Alberta corporation, as amended

Exhibit T3A-22	Certificate of Amendment and Registration of Restated Articles of Precision Energy Services ULC, an Alberta unlimited liability corporation

Exhibit T3A-23	Certificate of Incorporation of Precision Energy Services, Inc., a Delaware corporation, as amended

Exhibit T3A-24	Certificate of Limited Partnership of Precision Oilfield Services, LLP, a Texas registered limited liability partnership, as amended

Exhibit T3A-25	Memorandum of Association of Sabre Drilling Ltd., a Bermuda exempted company

Exhibit T3A-26	Certificate of Incorporation of Stealth Oil & Gas, Inc., a Delaware corporation

Exhibit T3A-27	Articles of Incorporation of Tooke Rockies, Inc., a Wyoming corporation

Exhibit T3A-28	Articles of Incorporation of Visean Information Services Inc., a Texas corporation, as amended

Exhibit T3A-29	Amended and Restated Articles of Incorporation of Visual Systems, Inc., a California corporation

Exhibit T3A-30	Articles of Incorporation of Warrior Well Services, Inc., an Illinois corporation

Exhibit T3A-31	Memorandum of Association of Weatherford (Nova Scotia) ULC, a Nova Scotia unlimited liability corporation

Exhibit T3A-32	Certificate of Formation of Weatherford (PTWI) L.L.C., a Delaware limited liability company

Exhibit T3A-33	Certificate of Formation of Weatherford Artificial Lift Systems, LLC, a Delaware limited liability company

Exhibit T3A-34	Certificate of Incorporation of Weatherford Australia Pty Limited, an Australian proprietary company

Exhibit T3A-35	Memorandum of Association of Weatherford Bermuda Holdings Ltd., a Bermuda exempted company

Exhibit T3A-36	Certificate of Amendment and Registration of Restated Articles of Weatherford Canada Ltd., an Alberta corporation

Exhibit T3A-37	Amended and Restated Memorandum of Association of Weatherford Colombia Limited, a British Virgin Islands international business company

Exhibit T3A-38	Articles of Incorporation of Weatherford DISC Inc., a Nevada corporation

Exhibit T3A-39	Amended and Restated Memorandum of Association of Weatherford Drilling International (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3A-40	Amended and Restated Memorandum of Association of Weatherford Drilling International Holdings (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3A-41	Articles of Association of Weatherford Eurasia Limited, an England corporation, as amended

Exhibit T3A-42	Amended and Restated Articles of Association of Weatherford European Holdings (Luxembourg) S.á r.l, a Luxembourg private limited liability company

Exhibit T3A-43	Articles of Organization of Weatherford Global Services LLC, a Louisiana limited liability company

Exhibit T3A-44	Memorandum of Association of Weatherford Holdings (Bermuda) Ltd., a Bermuda exempted company

Exhibit T3A-45	Amended and Restated Memorandum of Association of Weatherford Holdings (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3A-46	Articles of Association of Weatherford Holdings (Switzerland) GmbH, a Switzerland limited liability company

Exhibit T3A-47	Certificate of Formation of Weatherford Holdings U.S. LLC, a Delaware limited liability company

Exhibit T3A-48	Amended and Restated Articles of Association of Weatherford International (Luxembourg) Holdings S.á r.l, a Luxembourg private limited liability company

Exhibit T3A-49	Memorandum of Association of Weatherford International Holding (Bermuda) Ltd., a Bermuda exempted company

Exhibit T3A-50	Certificate of Formation of Weatherford Investment Holding LLC, a Delaware limited liability company

Exhibit T3A-51	Certificate of Incorporation of Weatherford Investment Inc., a Delaware corporation, as amended

Exhibit T3A-52	Certificate of Formation of Weatherford Latin America LLC, a Delaware limited liability company

Exhibit T3A-53	Articles of Association of Weatherford Management Company Switzerland Sárl, a Switzerland limited liability company

Exhibit T3A-54	Certificate of Formation of Weatherford Management, LLC, a Delaware limited liability company

Exhibit T3A-55	Articles of Association of Weatherford Netherlands B.V., a Netherlands private limited liability company

Exhibit T3A-56	Articles of Association of Weatherford Norge AS, a Norway limited company

Exhibit T3A-57	Amended and Restated Memorandum of Association of Weatherford Oil Tool Middle East Limited, a British Virgin Islands international business company

Exhibit T3A-58	Memorandum of Association of Weatherford Pangaea Holdings Ltd., a Bermuda exempted company

Exhibit T3A-59	Articles of Incorporation of Weatherford Products GmbH, a Switzerland limited liability company

Exhibit T3A-60	Articles of Incorporation of Weatherford Services S. de R.L., a Panama corporation, as amended

Exhibit T3A-61	Memorandum of Association of Weatherford Services, Ltd., a Bermuda exempted company

Exhibit T3A-62	Articles of Association of Weatherford Switzerland Trading and Development GmbH, a Switzerland limited liability company

Exhibit T3A-63	Certificate of Formation of Weatherford Technology Holdings, LLC, a Delaware limited liability company, as amended

Exhibit T3A-64	Articles of Association of Weatherford U.K. Limited, an England corporation

Exhibit T3A-65	Certificate of Formation of Weatherford U.S. Holdings, L.L.C., a Delaware limited liability company, as amended

Exhibit T3A-66	Louisiana Partnership Registration Form of Weatherford U.S., L.P., a Louisiana limited partnership

Exhibit T3A-67	Certificate of Formation of Weatherford URS Holdings, LLC, a Delaware limited liability company

Exhibit T3A-68	Articles of Association of Weatherford Worldwide Holdings GmbH, a Switzerland limited liability company

Exhibit T3A-69	Certificate of Incorporation of Weatherford/Lamb, Inc., a Delaware corporation

Exhibit T3A-70	Certificate of Formation of WEUS Holding, LLC, a Delaware limited liability company

Exhibit T3A-71	Certificate of Formation of WIHBV LLC, a Delaware limited liability company

Exhibit T3A-72	Memorandum of Association of WOFS Assurance Limited, a Bermuda exempted company

Exhibit T3A-73	Articles of Incorporation of WOFS International Finance GmbH, a Switzerland limited liability company

Exhibit T3A-74	Articles of Association of WOFS Swiss Finance GmbH, a Switzerland limited liability company

Exhibit T3A-75	Certificate of Formation of WUS Holding, L.L.C., a Delaware limited liability company, as amended

Exhibit T3B-1

Limited Liability Company Agreement of Weatherford International, LLC, a Delaware limited liability company (incorporated by reference to Exhibit 4.8 to the Registration Statement on Form S-3 of Weatherford International Ltd., a Swiss joint-stock corporation (File No. 333-194431), filed March 7, 2014)

Exhibit T3B-2

Bye-Laws of Weatherford International Ltd., a Bermuda exempted company, as amended on May 10, 2016 (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-3 of Weatherford International plc (File No. 333-216034) filed February 13, 2017)

Exhibit T3B-3	By-Laws of Advantage R & D, Inc., a Delaware corporation

Exhibit T3B-4	Amended and Restated By-Laws of Benmore In-Depth Corp., a Texas corporation

Exhibit T3B-5	Amended and Restated Bylaws of Case Services Inc., a Texas corporation

Exhibit T3B-6	By-Laws of Colombia Petroleum Services Corp., a Delaware corporation

Exhibit T3B-7	Bylaws of Columbia Oilfield Supply, Inc., a Delaware corporation

Exhibit T3B-8	Amended and Restated Limited Liability Company Agreement of Datalog Acquisition, LLC, a Delaware limited liability company

Exhibit T3B-9	By-Laws of Discovery Logging, Inc., a Texas corporation

Exhibit T3B-10	By-Laws of Edinburgh Petroleum Services Americas Incorporated, a Texas corporation

Exhibit T3B-11	Company Agreement of eProduction Solutions, LLC, a Texas limited liability company

Exhibit T3B-12	By-Laws of High Pressure Integrity, Inc., a Louisiana corporation

Exhibit T3B-13	Bylaws of In-Depth Systems, Inc., a Texas corporation

Exhibit T3B-14	Operating Agreement of International Logging LLC, a California limited liability company, as amended

Exhibit T3B-15	Limited-Liability Company Agreement of International Logging S.A., LLC, a Nevada limited liability company, as amended

Exhibit T3B-16	Bye-Laws of Key International Drilling Company Limited, a Bermuda exempted company

Exhibit T3B-17	Agreement of Limited Partnership of PD Holdings (USA), L.P., a Delaware limited partnership, as amended

Exhibit T3B-18	Limited Liability Company Agreement of Precision Drilling GP, LLC, a Delaware limited liability company

Exhibit T3B-19	By-Law No. 1 of Precision Energy International Ltd., an Alberta corporation

Exhibit T3B-20	By-Law Number 1 of Precision Energy Services Colombia Ltd., an Alberta corporation

Exhibit T3B-21	By-Law No. 1 of Precision Energy Services ULC, an Alberta unlimited liability corporation

Exhibit T3B-22	By-Law No. 2 of Precision Energy Services ULC, an Alberta unlimited liability corporation

Exhibit T3B-23*	Bylaws of Precision Energy Services, Inc., a Delaware corporation

Exhibit T3B-24*	Agreement of Limited Partnership of Precision Oilfield Services, LLP, a Texas registered limited liability partnership, as amended

Exhibit T3B-25*	Amended and Restated Bye-Laws of Sabre Drilling Ltd., a Bermuda exempted company

Exhibit T3B-26*	By-Laws of Stealth Oil & Gas, Inc., a Delaware corporation

Exhibit T3B-27	Bylaws of Tooke Rockies, Inc., a Wyoming corporation

Exhibit T3B-28	Amended and Restated By-Laws of Visean Information Services Inc., a Texas corporation

Exhibit T3B-29	Amended and Restated Bylaws of Visual Systems, Inc., a California corporation

Exhibit T3B-30	Bylaws of Warrior Well Services, Inc., an Illinois corporation

Exhibit T3B-31	Articles of Association of Weatherford (Nova Scotia) ULC, a Nova Scotia unlimited liability corporation

Exhibit T3B-32	Limited Liability Company Agreement of Weatherford (PTWI), L.L.C., a Delaware limited liability company

Exhibit T3B-33	Limited Liability Company Agreement of Weatherford Artificial Lift Systems, LLC, a Delaware limited liability company, as amended

Exhibit T3B-34	Constitution of Weatherford Australia Pty Limited, an Australian proprietary company

Exhibit T3B-35	Amended and Restated Bye-Laws of Weatherford Bermuda Holdings Ltd., a Bermuda exempted company

Exhibit T3B-36	By-Law No. 1 of Weatherford Canada Ltd., an Alberta corporation

Exhibit T3B-37	Amended and Restated Articles of Association of Weatherford Colombia Limited, a British Virgin Islands international business company

Exhibit T3B-38	By-Laws of Weatherford DISC Inc., a Nevada corporation

Exhibit T3B-39	Amended and Restated Articles of Association of Weatherford Drilling International (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3B-40	Amended and Restated Articles of Association of Weatherford Drilling International Holdings (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3B-41	Regulations of Weatherford Global Services LLC, a Louisiana limited liability company, as amended

Exhibit T3B-42	Bye-Laws of Weatherford Holdings (Bermuda) Ltd., a Bermuda exempted company

Exhibit T3B-43	Amended and Restated Articles of Association of Weatherford Holdings (BVI) Ltd., a British Virgin Islands international business company

Exhibit T3B-44	Second Amended and Restated Limited Liability Company Agreement of Weatherford Holdings U.S. LLC, a Delaware limited liability company

Exhibit T3B-45	Bye-Laws of Weatherford International Holdings (Bermuda) Ltd., a Bermuda exempted company

Exhibit T3B-46	Limited Liability Company Agreement of Weatherford Investment Holding LLC, a Delaware limited liability company

Exhibit T3B-47	Bylaws of Weatherford Investment Inc., a Delaware corporation

Exhibit T3B-48	Amended and Restated Limited Liability Company Agreement of Weatherford Latin America LLC, a Delaware limited liability company

Exhibit T3B-49	Limited Liability Company Agreement of Weatherford Management, LLC, a Delaware limited liability company, as amended

Exhibit T3B-50	Amended and Restated Articles of Association of Weatherford Oil Tool Middle East Limited, a British Virgin Islands international business company

Exhibit T3B-51	Bye-Laws of Weatherford Pangaea Holdings Ltd., a Bermuda exempted company

Exhibit T3B-52	Amended and Restated Bye-Laws of Weatherford Services, Ltd., a Bermuda exempted company

Exhibit T3B-53	Limited Liability Company Agreement of Weatherford Technology Holdings, LLC, a Delaware limited liability company, as amended

Exhibit T3B-54	Third Amended and Restated Limited Liability Company Agreement of Weatherford U.S. Holdings, L.L.C., a Delaware limited liability company

Exhibit T3B-55	Amended and Restated Articles of Partnership in Commendam of Weatherford U.S., L.P., a Louisiana limited partnership

Exhibit T3B-56	Limited Liability Company Agreement of Weatherford URS Holdings, LLC, a Delaware limited liability company

Exhibit T3B-57	Bylaws of Weatherford/Lamb, Inc., a Delaware corporation

Exhibit T3B-58	Limited Liability Company Agreement of WEUS Holding, LLC, a Delaware limited liability company, as amended

Exhibit T3B-59	Limited Liability Company Agreement of WIHBV LLC, a Delaware limited liability company

Exhibit T3B-60	Amended and Restated Bye-Laws of WOFS Assurance limited, a Bermuda exempted company

Exhibit T3B-61	Limited Liability Company Agreement of WUS Holding, L.L.C., a Delaware limited liability company

Exhibit T3C-1	Form of Indenture Governing the 2024 Notes to be issued by Weatherford Delaware

Exhibit T3C-2	Form of Indenture Governing the 2024 Notes to be issued by Weatherford Bermuda

Exhibit T3D	Not applicable

Exhibit T3E-1*	Disclosure Statement for the Joint Prepackaged Plan of Reorganization of Weatherford International plc and its Affiliate Debtors, dated [ • ], 2019

Exhibit T3E-2*	Joint Prepackaged Plan of Reorganization of Weatherford International plc and its Affiliate Debtors, dated [ • ], 2019

Exhibit T3E-3*	Backstop Commitment Agreement among Weatherford International plc, the other Debtors and the Commitment Parties party thereto, dated [ • ], 2019

Exhibit T3F-1	Cross-reference sheet (included in Exhibit T3C-1)

Exhibit T3F-2	Cross-reference sheet (included in Exhibit T3C-1)

Exhibit 25.1	Form T-1 qualifying the Trustee under each Indenture to be qualified pursuant to this application

Exhibit 99.1**	Organizational Chart

Exhibit 99.2	Directors, Executive Officers and Capitalization of each Applicant

Exhibit 99.3	Principal Owners of Voting Securities of each Applicant

*                      To be filed by amendment.

**               Post-Effective Date Organizational Chart to be filed by amendment.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Weatherford International, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 28th day of June, 2019.

(SEAL)		WEATHERFORD INTERNATIONAL, LLC

Attest:	/s/ Joshua S. Silverman	By:	/s/ Christine M. Morrison
	Name: Joshua S. Silverman		Name:Christine M. Morrison
Title: Director for Sole Member, Weatherford U.S. Holdings, L.L.C.

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Weatherford International, Ltd., an exempted company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Dubai, United Arab Emirates, on the 28th day of June, 2019

(SEAL)		WEATHERFORD INTERNATIONAL, LTD.

Attest:	/s/ Christine M. Morrison	By:	/s/ Mohammed Dadhiwala
	Name: Christine M. Morrison		Name: Mohammed Dadhiwala
Title: Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston, and State of Texas, on the 28th day of June, 2019.

(SEAL)	ADVANTAGE R&D, INC.
BENMORE IN-DEPTH CORP.
CASE SERVICES, INC.
COLOMBIA PETROLEUM SERVICES CORP.
COLUMBIA OILFIELD SUPPLY, INC.
DATALOG ACQUISITION, LLC
DISCOVERY LOGGING, INC.
EDINBURGH PETROLEUM SERVICES AMERICAS INCORPORATED
EPRODUCTION SOLUTIONS, LLC
HIGH PRESSURE INTEGRITY, INC.
IN-DEPTH SYSTEMS, INC.
INTERNATIONAL LOGGING LLC
INTERNATIONAL LOGGING S.A., LLC
PD HOLDINGS (USA), L.P.
PRECISION DRILLING GP, LLC
PRECISION ENERGY SERVICES, INC.
PRECISION OILFIELD SERVICES, LLP
STEALTH OIL & GAS, INC.
VISEAN INFORMATION SERVICES INC.
WEATHERFORD (PTWI), L.L.C.
WEATHERFORD ARTIFICIAL LIFT SYSTEMS, LLC

WEATHERFORD DISC INC.
WEATHERFORD GLOBAL SERVICES LLC
WEATHERFORD HOLDINGS U.S. LLC
WEATHERFORD INVESTMENT HOLDING LLC
WEATHERFORD INVESTMENT INC.
WEATHERFORD LATIN AMERICA LLC
WEATHERFORD MANAGEMENT, LLC
WEATHERFORD TECHNOLOGY HOLDINGS, LLC
WEATHERFORD U.S. HOLDINGS, L.L.C.
WEATHERFORD U.S., L.P.
WEATHERFORD URS HOLDINGS, LLC
WEATHERFORD/LAMB, INC.
WEUS HOLDING, LLC
WIHBV LLC
WUS HOLDING, L.L.C.

Attest:	/s/ Joshua S. Silverman	By:	/s/ Christine M. Morrison
	Name: Joshua S. Silverman		Name: Christine M. Morrison
Title: Vice President

(SEAL)		TOOKE ROCKIES, INC.
VISUAL SYSTEMS, INC.
WARRIOR WELL SERVICES, INC.

Attest:	/s/ Joshua S. Silverman	By:	/s/ Christine M. Morrison
	Name: Joshua S. Silverman		Name: Christine M. Morrison
Title: Director

(SEAL)		WEATHERFORD SERVICES, LTD.

Attest:	/s/ Christine M. Morrison	By:	/s/ Mohammed Dadhiwala
	Name: Christine M. Morrison		Name: Mohammed Dadhiwala
Title: Director

(SEAL)		WEATHERFORD SERVICES S. DE R.L.

Attest:	/s/ Cristina Waber	By:	/s/ Valentin Muller
	Name: Cristina Waber		Name: Valentin Muller
Title: Director for Member, Weatherford Worldwide Holdings GmbH

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Dubai, United Arab Emirates, on the 28th day of June, 2019.

(SEAL)		KEY INTERNATIONAL DRILLING COMPANY LIMITED
WEATHERFORD DRILLING INTERNATIONAL (BVI) LTD.

Attest:	/s/ Christine M. Morrison	By:	/s/ Andrew David Gold
	Name: Christine M. Morrison		Name: Andrew David Gold
Title: President

(SEAL)		SABRE DRILLING LTD.
WEATHERFORD BERMUDA HOLDINGS LTD.
WEATHERFORD COLOMBIA LIMITED
WEATHERFORD DRILLING INTERNATIONAL HOLDINGS (BVI) LTD.
WEATHERFORD HOLDINGS (BERMUDA) LTD.
WEATHERFORD INTERNATIONAL HOLDING (BERMUDA) LTD.
WEATHERFORD PANGAEA HOLDINGS LTD.
WOFS ASSURANCE LIMITED

Attest:	/s/ Christine M. Morrison	By:	/s/ Mohammed Dadhiwala
	Name: Christine M. Morrison		Name: Mohammed Dadhiwala
Title: Vice President

(SEAL)		WEATHERFORD HOLDINGS (BVI) LTD.
WEATHERFORD OIL TOOL MIDDLE EAST LIMITED

Attest:	/s/ Christine M. Morrison	By:	/s/ Mohammed Dadhiwala
	Name: Christine M. Morrison		Name: Mohammed Dadhiwala
Title: Senior Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Calgary, and Province of Alberta, on the 28th day of June, 2019.

(SEAL)		PRECISION ENERGY INTERNATIONAL LTD.
PRECISION ENERGY SERVICES COLOMBIA LTD.
PRECISION ENERGY SERVICES ULC
WEATHERFORD (NOVA SCOTIA) ULC
WEATHERFORD CANADA LTD.

Attest:	/s/ Pamela M. Webb	By:	/s/ J. David Reed
	Name: Pamela M. Webb		Name: J. David Reed
Title: Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Baar, Switzerland on the 28th day of June, 2019.

(SEAL)		WEATHERFORD HOLDINGS (SWITZERLAND) GMBH
WEATHERFORD MANAGEMENT COMPANY SWITZERLAND SÀRL
WEATHERFORD WORLDWIDE HOLDINGS GMBH

Attest:	/s/ Cristina Waber	By:	/s/ Valentin Mueller
	Name: Cristina Waber		Name: Valentin Mueller
Title: Managing Officer

(SEAL)		WEATHERFORD PRODUCTS GMBH
WEATHERFORD SWITZERLAND TRADING AND DEVELOPMENT GMBH
WOFS INTERNATIONAL FINANCE GMBH

Attest:	/s/ Cristina Waber	By:	/s/ Mathias Neuenschwander
	Name: Cristina Waber		Name: Mathias Neuenschwander
Title: Managing Officer

(SEAL)
WOFS SWISS FINANCE GMBH

Attest:	/s/ Cristina Waber	By:	/s/ Arjana Cabariu-Truong
	Name: Cristina Waber		Name: Arjana Cabariu-Truong
Title: Managing Officer

(SEAL)		WEATHERFORD INTERNATIONAL PLC

Attest:	/s/ Cristina Waber	By:	/s/ Valentin Mueller
	Name: Cristina Waber		Name: Valentin Mueller
Title: Vice President

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Luxembourg, on the 28th day of June, 2019.

(SEAL)		WEATHERFORD EUROPEAN HOLDINGS (LUXEMBOURG) S.À R.L.
WEATHERFORD INTERNATIONAL (LUXEMBOURG) HOLDINGS S.À R.L.

Attest:	/s/ Cristina Waber	By:	/s/ Mathias Neuenschwander
	Name: Cristina Waber		Name: Mathias Neuenschwander
Title: Manager A

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Aberdeen, United Kingdom, on the 28th day of June, 2019.

(SEAL)		WEATHERFORD EURASIA LIMITED

Attest:	/s/ Richard Strachan	By:	/s/ Neil MacLeod
	Name: Richard Strachan		Name: Neil MacLeod
Title: Director

(SEAL)		WEATHERFORD U.K. LIMITED

Attest:	/s/ Richard Strachan	By:	/s/ Alexander Olsson
	Name: Richard Strachan		Name: Alexander Olsson
Title: Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Amsterdam, the Netherlands, on the 28th day of June, 2019.

(SEAL)		WEATHERFORD NETHERLANDS B.V.

Attest:	/s/ Marcus Johannes van Dijk	By:	/s/ August Willem Versteeg
	Name: Marcus Johannes van Dijk		Name: August Willem Versteeg
Title: Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Stavanger, Norway, on the 28th day of June, 2019.

(SEAL)		WEATHERFORD NORGE AS

Attest:	/s/ Arve Eide Haraldsen	By:	/s/ Geir Egil Moller Olsen
	Name: Arve Eide Haraldsen		Name: Geir Egil Moller Olsen
Title: Chairman of the Board

Pursuant to the requirements of the Trust Indenture Act of 1939, the guarantors listed below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Australia, on the 28th day of June, 2019.

(SEAL)		WEATHERFORD AUSTRALIA PTY LIMITED

Attest:	/s/ Antonino Gullotti	By:	/s/ Robert Antonio DeGasperis
	Name: Antonino Gullotti		Name: Robert Antonio DeGasperis
	Title: Director		Title: Director